601 Lexington Avenue
New York, New York  10022

Christian O. Nagler
To Call Writer Directly:	(212) 446-4800	Facsimile:
(212) 446-4660		(212) 446-4900
christian.nagler@kirkland.com	www.kirkland.com

October 31, 2011

VIA EDGAR AND OVERNIGHT DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Justin Dobbie
Mr. J. Nolan McWilliams

Re:	Ignite Restaurant Group, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 9, 2011 File No. 333-175878

Dear Messrs. Dobbie and McWilliams:

This letter is being furnished on behalf of Ignite Restaurant Group, Inc. (the “Company”) in response to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated September 22, 2011 to Raymond A. Blanchette, III, President and Chief Executive Officer of the Company, with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-175878) (the “Registration Statement”) that was filed with the Commission on September 9, 2011.

The text of the Staff’s comments has been included in this letter in bold and italics for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter.  For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

In addition, on behalf of the Company, we are hereby filing Amendment No. 2 (“Amendment No. 2”) to the Registration Statement.  Amendment No. 2 has been revised to reflect the Company’s responses to the comments from the Staff and certain other updating and conforming changes.  All page numbers in the responses below refer to Amendment No. 2, except as otherwise noted.  We have enclosed a courtesy package, which includes four copies of Amendment No. 2, two of which have been marked to show changes from Amendment No. 1 to the Registration Statement.

Prospectus Summary, page 1

Our Company, page 1

1.                                      We note your response to prior comment 5 and your revised disclosure in the business section of the prospectus. Given that you use the term “endorser brand” in the first sentence of the summary to describe your company, please briefly explain the meaning of this term in the summary. We also note your statement in the summary that you are an endorser brand while in the business section you refer to being recognized as an endorser brand as something aspirational. Please reconcile this apparent inconsistency.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages 1 and 52 to remove the reference to the term “endorser brand.”

2.                                      We note your response to prior comment 6. Please revise your disclosure to explain that outperforming the KNAPP-TRACK report means that your results exceeded the average results. Please also describe in greater detail the number and types of companies that make up the competitive set of participants that are tracked in the report.

Response:  Based upon the Staff’s comment, the Company has revised the disclosures on pages, ii, 1 and 75 to explain that outperforming the KNAPP-TRACK report means the Company’s results exceeded the KNAPP-TRACK report average results and to describe in greater detail the number and types of companies that make up the competitive set of participants that are tracked in the report.

Business, page 75

Guest Satisfaction, page 81

3.                                      We note your response to prior comment 20. Please balance the information provided in this section by disclosing that you do not know the identities of the other companies included in the survey and are therefore unable to determine the extent to which the data represents a comparison to your actual peers.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 81 to disclose that the Company does not know the identities of the other companies included in the survey and cannot therefore, determine the extent to which the data represents a comparison to its actual peers.

Principal and Selling Stockholders, page 118

4.                                      We note your response to prior comment 25 and reissue. Your analysis that the selling stockholder is not a statutory underwriter notwithstanding, please disclose that the selling stockholder “may be deemed” an underwriter.

Response:  Based upon the Staff’s comment, the Company has revised the disclosure on page 118 to disclose that the selling stockholder may be deemed an underwriter.

*          *          *

Please note that the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  If you have any questions or need any additional information, please feel free to contact the undersigned at (212) 446-4844 or my colleague, Christian O. Nagler at (212) 446-4660, at your earlier convenience.

Sincerely,

/s/ Jason K. Zachary
Jason K. Zachary
Kirkland & Ellis LLP

cc:	Raymond A. Blanchette, III, President and Chief Executive Officer
Jeffrey L. Rager, Senior Vice President and Chief Financial Officer
Ignite Restaurant Group, Inc.